Phaos Technology Holdings (Cayman) Ltd

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

May 9, 2025

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Al Pavot, Terence O’Brien, Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Ltd Amendment No.2 to Registration Statement on Form F-1 Filed March 31, 2025 File No. 333-284137

Dear Sir or Madam,

This letter is in response to your letter on April 17, 2025, in which you provided comments to Amendment No. 2 to Registration Statement on Form F-1 of Phaos Technology Holdings (Cayman) Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on March 31, 2025. On the date hereof, the Company has submitted Amendment No. 3 to the Registration Statement on Form F-1/A (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 2 to Registration Statement on Form F-1 filed March 31, 2025

Prospectus Summary

Overview, page 4

1.	We note your disclosure here that you experienced a reduction in revenue of 82.7% and your disclosure on page 34 that this reduction in revenue was primarily attributed to diversification of your customer base in the region. We also note your disclosure that your product sales decreased by 86% and your service revenue increased. Please revise to explain in more detail why the diversification of your customer base resulted in this significant reduction in revenue, why your product sales decreased by 86% and your service revenue increased, and whether you expect this trend to continue in future financial periods.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 5 of the F-1/A accordingly.

Risk Factors

We are exposed to the credit risks of our customers., page 14

2.	Please update this risk factor to include the corresponding October 31, 2024 financial statement measures. Also, please provide a separate risk factor that addresses your ability to continue as a going concern. In this regard, we note that your October 31, 2024 cash balance declined to S$231,655 and the operating cash flow deficit reported on page F-5 significantly worsened. Specifically explain how you plan to satisfy your cash obligations in the next twelve months given your material decline in revenue.

RESPONSE: We respectfully advise the staff that we have updated the risk factor and provided a separate risk factor at pages 14 and 12 of the F-1/A accordingly.

Management’s Discussion and Analysis of Financial Condition And Results of Operations Overview, page 30

3.	We understand that your business in Singapore “contributed to 32.1% of our Group’s revenue”. Please expand your disclosure to address the other 67.9%.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 30 of the F-1/A accordingly.

Other Income, page 34

4.	We note your disclosure that the decrease in Other Income for the financial periods presented was due to a decrease in government grants. Please revise to clarify whether and to what extent you expect this trend to continue in future financial periods.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 34 of the F-1/A accordingly.

Business

Business Strategies, page 48

5.	Given that your loan to PT Neura Integrasi Solusi now comprises over 50% of your total assets, please disclose how this substantial investment aligns with your stated business strategies and plans. Disclose whether the borrower currently has any substantive business activities and employees. The disclosure should fully describe the borrower’s existing business and any material products or services that currently generate revenue. Identify any known factors that create uncertainty over your ability to recover the full amount of the loan. For example, if the borrower’s ability to repay the loan is dependent on their ability to raise capital or develop products and technologies then that issue should be fully explained.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 48 of the F-1/A accordingly.

Principal and Selling Shareholders Selling Shareholders, page 63

6.	Please disclose the natural person(s) with voting and dispositive control of the shares held by ICHAM Master Fund VCC.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 63 of the F-1/A accordingly.

Item 7. Recent Sales of Unregistered Securities, page II-1

7.	We note your disclosure throughout your filing that certain selling shareholders are participating in this offering. Please revise this section, as appropriate, to discuss the securities issuances under which these selling shareholders received the shares you are registering in this offering.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page II-1 of the F-1/A accordingly.

Exhibit Index

Exhibit 23.1, page II-4

8.	Please update the consent in your next filing. See also the instructions to Item 8.A.4 of the Form 20-F instructions, if applicable.

RESPONSE: We respectfully advise the staff that we have updated the consent pursuant to the guidance in Item 8.A.4 of Form 20-F accordingly.

General

9.	We note your disclosure on page 38 relating to the Loan Agreement you entered into with PT. Neura, and your disclosure on page 49 related to the Research and Development Agreement that you entered into with a Korean microscopy company. Please revise your disclosure to describe all of the material terms of these agreements, including relevant termination provisions.

RESPONSE: We respectfully advise the staff that we have revised the disclosure at page 38 and 49 of the F-1/A to describe all of the material terms of these agreements.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Andrew Yeo
Chief Executive Officer